EXHIBIT 8.1

Subsidiaries

JURISDICTION OF INCORPORATION
ENTITY	OR ORGANIZATION
Stratasys, Inc.	Delaware
Objet Geometries Inc. (dba Objet Inc.)	Delaware
Objet AP Limited	Hong Kong
Objet Shanghai Ltd.	China
Objet GMBH	Germany
Stratasys GMBH	Germany
Technimold, S.R.L.	Italy
Objet Japan Co. Ltd.*	Japan
Stratasys International Ltd.	Israel
Solidscape, Inc.	Delaware
Seurat Holdings Inc.	Delaware
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*	The registrant holds a 51% interest in this entity.